U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-8A


                 AMENDMENT NO. 1 TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the notification of registration of D.L. Babson Trust, a Missouri common law trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such amendment of notification of registration submits the following information:

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Name of registrant:                                  D.L. Babson Bond Trust

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Address of Principal Business Office:                700 Karnes Boulevard, Kansas City, MO  64108

Telephone Number (including area code):              (816) 751-5900



Name and address of agent for                        Martin A. Cramer
service of process:                                  D.L. Babson Bond Trust
                                                     700 Karnes Boulevard
                                                     Kansas City, MO  64108

Copies to:                                           Michael P. O'Hare, Esq., Stradley, Ronon, Stevens & Young, LLP
                                                     2600 One Commerce Square, Philadelphia, PA  19103-7098


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Check appropriate Box: Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES [X]* NO []


* In connection with a reorganization changing domicile from Missouri to Delaware, the registrant, D.L. Babson Bond Trust, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the registration statement of D.L. Babson Trust, a Missouri common law trust, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, on February 28, 2003, amending and adopting such registration statement as the registrant's own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment became effective on May 1, 2003.



                                   SIGNATURES


Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this amendment of notification of registration to be duly signed on its behalf in the City of Kansas City and the State of Missouri on the 1st day of May, 2003.




                                             D.L. Babson Bond Trust


                                        BY: /s/MARTIN A. CRAMER
                                            -----------------------------------
                                             Name:  Martin A. Cramer
                                             Title: Secretary


Attest: /s/P. BRADLEY ADAMS
        ------------------------------------
         Name:  P. Bradley Adams
         Title: Chief Financial Officer

                                                                 IC No. 811-495